April 24, 2013	Nathan Briggs T +1202 626 3909 F +1202 383 9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Edward P. Bartz, Esq.

Re:	DoubleLine Income Solutions Fund

File Nos. 333-186045 and 811-22791

Dear Mr. Bartz:

I am writing to respond to the supplemental oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided on April 24, 2013 in connection with proposed revisions to the registration statement on Form N-2 (the “Registration Statement”) relating to the initial offering of common shares of beneficial interest (the “Common Shares”) of DoubleLine Income Solutions Fund (the “Fund”), which was first filed with the SEC on January 15, 2013.

A summary of the Staff’s comment is set forth below, followed by the Fund’s response.

Comment:	The Fund is proposing to add the following disclosure to the Registration Statement:

The Fund may seek to obtain leverage by borrowing money under a committed line of credit with Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, a principal underwriter of the Fund’s Common Shares in this offering. There is no assurance that the line of credit will in fact be established; the line would be subject to renewal periodically, and there can be no assurance that the lender would renew the line of credit in the future.

Please explain supplementally how such arrangements are not in contravention of Section 17(a)(4) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:

Section 17(a)(4) of the 1940 Act provides that “[i]t shall be unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal . . . to loan money or other property to such registered company . . . in contravention of such rules, regulations, or orders as the Commission may . . . prescribe or issue. . . .” The Fund does not intend to borrow under the contemplated line of credit until after Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be a principal underwriter of the Fund. Accordingly, Section 17(a)(4) would not apply to the proposed arrangements.

In addition, although the point is not essential to the analysis, the Fund is not aware of any rules, regulations, or orders prescribed or issued by the Commission under Section 17(a)(4) that the proposed arrangements would contravene if the Fund were to borrow under the contemplated line of credit at a time when Merrill Lynch, Pierce, Fenner & Smith Incorporated was a principal underwriter of the Fund.

* * * * *

We believe that this submission fully responds to your comment. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Ronald R. Redell

Timothy W. Diggins, Esq.